SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.

Lawrence A. Shulman
Donald R. Rogers
Karl L. Ecker†
David A. Pordy+
David D. Freishtat
Martin P. Schaffer
Christopher C. Roberts
Jeffrey A. Shane
Edward M. Hanson, Jr.
David M. Kochanski
James M. Kefauver
Robert B. Canter
Daniel S. Krakower
Kevin P. Kennedy
Alan B. Sternstein
Nancy P. Regelin

Samuel M. Spiritos+
Martin Levine
Worthington H. Talcott, Jr.+
Fred S. Sommer
Morton A. Faller
Alan S. Tilles
James M. Hoffman
Michael V. Nakamura
Jay M. Eisenberg+
Douglas K. Hirsch
Ross D. Cooper
Glenn C. Etelson
Karl J. Protil, Jr.+
Timothy Dugan+
Kim Viti Fiorentino
Sean P. Sherman+

Rebecca Oshoway
Ashley Joel Gardner
Michael J. Froehlich
William C. Davis, III
Patrick M. Martyn
Sandy David Baron
Christine M. Sorge
Michael L. Kabik
Gregory D. Grant+
Jeffrey W. Rubin
Stephen G. Janoski
Simon M. Nadler
Scott D. Museles
Karl W. Means
Debra S. Friedman•
Matthew M. Moore+

Daniel H. Handman
Eric J. von Vorys
Michelle R. Curtis•
Gary I. Horowitz
Jason M. Kerben
Mark S. Guberman
Cara A. Frye•
Sarit Keinan
Heather L. Howard
Stephen A. Metz
Hong Suk "Paul" Chung
Lisa C. DeLessio•
Patrick J. Howley
Glenn W.D. Golding+
Carmen J. Morgan•
Kristin E. Draper•
Heather L. Spurrier•

Of Counsel
Larry N. Gandal
Leonard R. Goldstein
Richard P. Meyer∘
William Robert King
Larry A. Gordon•
David E. Weisman
Lawrence Eisenberg
Deborah L. Moran
Karen M. Doherty+
Mimi L. Magyar

Maryland and D.C. except as noted:
+ Virginia also
• Maryland only
∘ D.C. only
† Retired

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

[redacted]

04012658

January 30, 2004

04 FEB -9 AM 7:21

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

SUPPL

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

February 2, 2004 — Notification of a Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped self-addressed return envelope.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

Enclosure
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-29.doc
T:021204

REG-Electrocomponents Holding(s) in Company

RNS Number:9100U
Electrocomponents PLC
02 February 2004

Notification of a Substantial Shareholder

The Company received notification today (2 February 2004) in accordance with the Companies Act (as amended) that The Capital Group Companies, Inc. ("CGC"), a US-based holding company for several subsidiary companies, has obtained a notifiable interest in 18,753,880 Ordinary Shares of 10p each in the Company which represents 4.309% of the total issued share capital of the Company. Within this holding it is noted that Capital International Limited's holding of 12,145,080 Ordinary Shares of 10p each now represents 2.79% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

Registered Holder	Shares
Capital International Limited	12,145,080
Capital International S.A.	1,485,000
Capital International, Inc.	107,800
Capital Research and Management Company	5,016,000

CARMELINA CARFORA

Group Company Secretary

2 February 2004